51-102F3
MATERIAL CHANGE REPORT
Item 1  Name and Address of Company
Tower One Wireless Corp. (“Tower One” or, the “Company”)
600 – 535 Howe Street
Vancouver, BC, V6C 2Z4
Item 2  Date of Material Change
May 2, 2023.
Item 3  News Release
The news release dated May 2, 2023 was disseminated via Stockwatch and BayStreet.
Item 4  Summary of Material Change
Tower One announces that it will not be able to file its annual financial statements, management’s discussion and analysis and the required certifications (the “Annual Filings”) on or before the prescribed filing deadline of May 1, 2023 as required by National Instrument 51-102, Continuous Disclosure Obligations (“NI 51-102”) and NI 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, respectively.
Item 5  Full Description of Material Change

5.1 Full Description of Material Change
Tower One announces that it will not be able to file its Annual Filings on or before the prescribed filing deadline of May 1, 2023 as required by NI 51-102 and NI 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, respectively.  The Company has been granted by the British Columbia Securities Commission a temporary management cease trade order (“MCTO”) under National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”), which will prohibit trading in securities of the Company by certain insiders of the Company, whether direct or indirect. The Company has been granted the MCTO as it is unable to file it Annual Filings within the deadline as required under NI 51-102.
The Company has experienced unexpected delays in compiling the information required to prepare the Annual Filings due to schedule conflicts and resources.
The Company anticipates that it will be a position to file the Annual Filings on or before June 30, 2023. The MCTO will be in effect until the Annual Filings are filed. The Company confirms that it will comply with the alternative information guidelines included in NP 12-203 so long as the Annual Filings are outstanding.
5.2             Disclosure for Restructuring Transactions
Not Applicable.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7  Omitted Information
None
Item 8  Executive Officer
Alejandro Ochoa, Chief Executive Officer, President and Interim Chief Financial Officer
Telephone: 1-917-546-3016
Item 9  Date of Report
May 2, 2023.